Exhibit 99.2

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT REPORTS POSITIVE INTERIM DATA FROM ONGOING PHASE 1 CLINICAL TRIAL TESTING A NEW FORMULATION OF SMT C1100 IN PATIENTS WITH DMD

Oxford, UK 30 March 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces positive interim data from a Phase 1 clinical trial evaluating a new oral formulation of its lead utrophin modulator, SMT C1100, for DMD. In this dose escalating clinical trial’s initial dosing period, all patients achieved plasma drug levels within the range believed to be necessary for a potential therapeutic benefit. The initial dose tested of the new formulation was one tenth of that required with the current formulation of SMT C1100 to achieve similar drug concentration levels in the recent Phase 1b modified diet clinical trial of SMT C1100.

SMT C1100 is a potential disease-modifying therapy for all patients with DMD and is progressing in its current formulation into a Phase 2 proof of concept clinical trial.

“These initial data are encouraging regarding the potential development of an improved formulation that could achieve blood levels of SMT C1100 that are above those observed with our current formulation,” said Ralf Rosskamp, MD, Chief Medical Officer of Summit. “We have seen in a prior Phase 1 clinical trial how a balanced diet enables our current formulation to reach blood levels that we believe could provide therapeutic benefit, and our ongoing new formulation development work could provide more insight into the potential benefits of SMT C1100 on utrophin modulation in patients with DMD.”

The new formulation Phase 1 clinical trial of SMT C1100 is proceeding to evaluate a higher dose of the new formulation. Firm decisions on further development of this new formulation will await full data from the trial.

About the New Formulation Phase 1 Clinical Trial of SMT C1100

The new formulation of SMT C1100 Phase 1 clinical trial is comprised of two parts. Part A tested two new oral formulations of SMT C1100 in 16 healthy male volunteers. One of these new formulations, which achieved an over ten-fold increase in plasma exposure in healthy volunteers compared to the current formulation of SMT C1100, was selected to progress into Part B of the trial.

Part B of the trial is assessing the pharmacokinetics and safety of up to three dose levels of a new formulation of SMT C1100 taken twice a day for seven days in eight boys with DMD, aged five to nine years. In the initial dosing period of the new formulation Phase 1 trial, patients who received a 250 mg fixed dose of the new formulation of SMT C1100 for seven days achieved plasma levels of the drug similar to those of patients who received a 2,500 mg fixed dose of the current formulation of SMT C1100 in the Phase 1b modified diet trial completed in 2015. The new formulation of SMT C1100 was generally well-tolerated in healthy volunteers and in the patients who received the first dose level of the new formulation of SMT C1100. Patients in this Phase 1 trial are following similar dietary guidance to those in the prior Phase 1b modified diet trial.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator is an orally administered, small molecule called SMT C1100. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted orphan drug status to SMT C1100. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455
Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900
N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000
Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk
MacDougall Biomedical Communications (US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words

“anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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